Exhibit (a)(1)(G)
NEWS RELEASE
Tomy Commences Tender Offer for Acquisition of RC2 Corporation
     Tokyo, Japan / Oak Brook, IL, U.S.A., March 24, 2011 — Tomy Company, Ltd. (Tokyo Stock Exchange, First Section: 7867) (“Tomy”) and RC2 Corporation (NASDAQ: RCRC) (“RC2”) announced today that Tomy’s wholly owned indirect subsidiary, Galaxy Dream Corporation, has commenced the previously announced tender offer for all outstanding shares of common stock of RC2 for $27.90 per share, net to the seller in cash, without interest and less any required withholding taxes.
     On March 10, 2011, Tomy and RC2 announced that Tomy and RC2 had signed a definitive merger agreement pursuant to which the tender offer would be made. RC2’s Board of Directors approved the terms of the merger agreement, including the tender offer.
     Pursuant to the merger agreement, after completion of the tender offer and the satisfaction or waiver of all conditions, Galaxy Dream Corporation will merge with and into RC2, and all of the shares of common stock of RC2 not purchased in the tender offer (other than shares of common stock held in the treasury of RC2 or by Tomy, Galaxy Dream Corporation or any other direct or indirect wholly owned subsidiary of Tomy, which shares will be canceled and extinguished, or by stockholders of RC2 who validly exercise appraisal rights under Delaware law with respect to such shares) will be converted into the right to receive $27.90 in cash per share, without interest thereon and less any applicable withholding taxes.
     Tomy and Galaxy Dream Corporation are filing with the Securities and Exchange Commission (“SEC”) today a tender offer statement on Schedule TO, including an offer to purchase and related letter of transmittal, setting forth in detail the terms of the tender offer. Additionally, RC2 is filing with the SEC today a solicitation/recommendation statement on Schedule 14D-9 setting forth in detail, among other things, the recommendation of the RC2’s board of directors that RC2’s stockholders tender their shares of common stock into the tender offer.
     The tender offer is conditioned on the tender of a majority of the outstanding shares of common stock of RC2 on a fully-diluted basis as well as other customary closing conditions.
     The tender offer is scheduled to expire at the end of April 20, 2011, at 12:00 midnight, New York City time, unless extended or earlier terminated.
Notice to Investors
This news release is for informational purposes only and is not an offer to purchase or a solicitation of an offer to sell securities of RC2. Tomy will file a tender offer statement on a Schedule TO with the SEC, and RC2 will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer.

The tender offer statement (including offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information about the tender offer and proposed merger that should be read carefully before any decision is made with respect to the tender offer. RC2’s stockholders can obtain all of these documents (and all other offer documents filed with the SEC) when they are filed and become available free of charge from the SEC’s website at www.sec.gov. In addition, free copies of the tender offer statement and related material may be obtained, when they become available at Tomy’s website at www.takaratomy.co.jp/company/release/ir/index.html; and the solicitation/recommendation statement, and related materials may be obtained, when available, without charge, by directing a request to 1111 West 22nd Street, Suite 320, Oak Brook, Illinois 60523, or on RC2’s corporate website at www.rc2.com. The Schedule TO, Schedule 14D-9 and related materials may also be obtained for free from Okapi Partners LLC, 437 Madison Avenue, 28th floor, New York, New York 10022, Toll Free Telephone (877) 869-0171.